

Mail Stop 3720

October 27, 2015

David J. Field
Chief Executive Officer
Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, PA 19004

      **Re:    Entercom Communications Corp.**
              **Form 10-K for Fiscal Year Ended December 31, 2014**
              **Filed March 2, 2015**
              **File No. 001-14461**

Dear Mr. Field:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications